Exhibit 99.1

TOYO Secures Strategic Polysilicon Supply with a U.S. Polysilicon Manufacturer

TOKYO, Jan. 7, 2026 /PRNewswire/ -- TOYO Co., Ltd (Nasdaq: TOYO) (OTC: TOYWF),  (“TOYO” or the “Company”), a solar solution company, today announced that it has signed a sales contract with a U.S. polysilicon manufacturer(the “Supplier”), to secure domestically sourced critical raw materials for TOYO’s solar manufacturing operations. This agreement adds U.S.-sourced polysilicon to TOYO’s existing non-Foreign Entity of Concern (“FEOC”) overseas supply, strengthening TOYO’s dual-source strategy and ensuring a stable and regulatory compliant supply for its solar manufacturing operations.

Under the sales contract, the Supplier agreed to provide TOYO with polysilicon produced in the U.S., strengthening TOYO’s ability to meet growing demand in the U.S. solar market. The sales contract has a term of one year. This partnership establishes a robust and diversified polysilicon supply chain, supporting both TOYO’s cell manufacturing in Ethiopia and module production in the United States.

Strategic Advantages of the Agreement

U.S. Polysilicon Supplier: The Supplier is recognized as the leading polysilicon producer in the United States, offering significant scale and a proven track record of reliability.

Domestic Supply Alignment: Sourcing polysilicon domestically enhances TOYO’s alignment with U.S. regulatory expectations and supports strategic operational and market objectives.

Resilient and Diversified Supply Chain: Combining U.S.-sourced polysilicon from the Supplier with non-FEOC overseas supply, TOYO has built a robust dual-source supply chain capable of efficiently meeting growing U.S. solar demand.

Support for U.S. Market Expansion: The supply of polysilicon from the Supplier underpins TOYO’s ongoing investment in U.S. manufacturing capacity, aligning with its mission to be a leading solar supplier in the U.S. market.

“Partnering with a leading polysilicon supplier in the U.S., gives TOYO a strategic advantage in building a robust and policy-aligned supply chain,” said Junsei Ryu, CEO and Chairman of TOYO. “This agreement strengthens our U.S. expansion by increasing access to domestic materials, positioning TOYO to deliver cost-effective and sustainable solar solutions to the American market.”

About TOYO Co., Ltd.

TOYO is a solar solutions company committed to becoming a full-service solar solutions provider in the global market, integrating upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in TOYO’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in TOYO’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. TOYO specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contact Information:

For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aummedia.org
Tel: (646) 652-7185